     As filed with the Securities and Exchange Commission on June ___, 2000
                                                      Registration No. 333-34786



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------




                               AMENDMENT NO. 1 TO



                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ---------------------------



                       UNIVERSAL AMERICAN FINANCIAL CORP.


             (Exact name of registrant as specified in its charter)
                           ---------------------------


            NEW YORK                                    6719/6311                              11-2580136
  (State or other jurisdiction                (Primary Standard Industrial                  (I.R.S. Employer
of incorporation or organization               Classification Code Number)                 Identification No.)

                       Universal American Financial Corp.
                        6 International Drive, Suite 190
                               Rye Brook, NY 10573
                                  914-934-5200

   (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                          Richard A. Barasch, President
                       Universal American Financial Corp.
                        6 International Drive, Suite 190
                               Rye Brook, NY 10573
                                  914-934-5200

                                 With a copy to

                                Irving I. Lesnick
                          Harnett Lesnick & Ripps P.A.
                     150 East Palmetto Park Road, Suite 500
                              Boca Raton, FL 33432
                                  561-368-1995

(Address, including zip code, and telephone number, including area code of agent for service) Approximate date of Commencement of proposed sale to the public: as soon as practicable following the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, (the "1933 Act") check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 1 (a)(1) of this Form, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the 1933 Act, please check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the 1933 Act, check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]




         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       UNIVERSAL AMERICAN FINANCIAL CORP.



Cross Reference Sheet showing the location in the Prospectus of information required by items of Form S-2.


        1.  Forepart of the Registration                                     Facing Page, Cross
            Statement and Outside Front Cover                                Reference Sheet and
            Page of Prospectus.............................................. Cover Page of
                                                                             Prospectus

        2.  Inside Front and Outside Back                                    Inside Front Cover
            Cover Pages of Prospectus....................................... Page

        3.  Summary Information, Risk Factors
            and Ratio of Earnings to Fixed
            Charges
            (a)      Prospectus Summary..................................... Prospectus Summary
            (b)      Address and Telephone Numbers.......................... Prospectus Summary
            (c)      Risk Factors........................................... Risk Factors
            (d)      Ratio of Earnings to Fixed
                     Charges................................................ Not Applicable

        4.  Use of Proceeds................................................. Use of Proceeds

        5.  Determination of Offering Price................................. Not Applicable

        6.  Dilution........................................................ Not Applicable

        7.  Selling Security Holders........................................ Not applicable

        8.  Plan of Distribution ........................................... How to Exercise
                                                                             Unregistered Warrants

        9.  Description of Securities to be                                  Description of
            Registered...................................................... Securities

       10.  Interest of Named Experts and                                    Legal Matters and
            Counsel......................................................... Experts

       11.  Information with Respect to the                                  Documents
            Registrant ..................................................... Incorporated by
                                                                             Reference

       12.  Incorporation of Certain                                         Documents
            Information by Reference........................................ Incorporated by
                                                                             Reference

       13.  Disclosure of Commission Position
            on Indemnification for Securities
            Act Liabilities................................................. Not applicable

                    PRELIMINARY PROSPECTUS DATED JULY 12, 2000



                                1,486,730 SHARES

                       UNIVERSAL AMERICAN FINANCIAL CORP.

                                  COMMON STOCK



Universal American Financial Corp. will offer up to 1,486,730 shares of common stock, par value $.01 per share, to certain agents, regional managers and regional submanagers of two of its subsidiaries: Pennsylvania Life Insurance Company and PennCorp Life Insurance Company subsidiaries. Universal will offer these shares through its Agent Stock Plan and its Regional Equity Plan, both described later in this prospectus.



         The Agent Stock Plan includes both stock bonuses and stock options; the Regional Equity Plan consists of stock options. The exercise prices of the stock options range from $3.62 for options earned in 1999 to $4.79 for options earned in 2001.



         The Company will receive the entire proceeds of the exercise of the stock options with no underwriting commissions or discounts.



         The common stock is listed on the Nasdaq National Market under the symbol "UHCO". The closing price reported on July 10, 2000 was $3.75.


PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH IN "RISK FACTORS".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------



                  The date of this Prospectus is July __, 2000


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS



PROSPECTUS SUMMARY................................................................................................1
         UNIVERSAL................................................................................................1
         USE OF PROCEEDS..........................................................................................1
         THE OFFERING.............................................................................................1
         RISK FACTORS.............................................................................................2
         NASDAQ SYMBOL............................................................................................2

RISK FACTORS......................................................................................................2
         RISKS RELATED TO THE 1999 ACQUISITIONS...................................................................2
         THE RISK THAT UNIVERSAL WILL BE UNABLE TO COMPETE SUCCESSFULLY...........................................3
         THE RISK THAT HEALTH CARE REFORM LEGISLATION WILL ADVERSELY AFFECT
                  UNIVERSAL'S SALES VOLUME AND PROFITABILITY......................................................4
         THE RISK THAT OTHER ASPECTS OF GOVERNMENT REGULATION MIGHT AFFECT
                  PROFITABILITY OR MARKET VALUE...................................................................4
         THE RISK THAT TAX LAW CHANGES WILL ADVERSELY AFFECT SALES AND
                  PROFITABILITY...................................................................................5
         THE RISK THAT UNIVERSAL'S INVESTMENTS AND PREMIUM FLOW WILL NOT MEET ITS
                  LIQUIDITY REQUIREMENTS. ........................................................................5
         THE RISK THAT THE FUTURE BENEFIT PAYMENTS WILL EXCEED RESERVES ..........................................5
         THE RISKS OF RELYING ON REINSURANCE TO INCREASE THE VOLUME OF UNIVERSAL'S
                  INSURANCE ......................................................................................5
         RISKS RESULTING FROM CONTROL BY CAPITAL Z................................................................6
         RISKS OF DECREASE IN VALUE OF COMMON STOCK CAUSED BY CHANGE OF CONTROL
                  PROVISIONS......................................................................................6

MARKET IN PUBLICLY TRADED SECURITIES..............................................................................7
         EFFECT OF FUTURE SALES OF ADDITIONAL SHARES..............................................................7

USE OF PROCEEDS...................................................................................................8

ADDITIONAL INFORMATION............................................................................................8
         DOCUMENTS INCORPORATED BY REFERENCE......................................................................8
         REGISTRATION STATEMENT...................................................................................9
         HOW TO OBTAIN DOCUMENTS INCORPORATED BY REFERENCE AND REGISTRATION
                  STATEMENTS......................................................................................9
         ANNUAL REPORTS..........................................................................................10

DESCRIPTION OF PLANS UNDER WHICH
         COMMON STOCK IS BEING OFFERED...........................................................................10
         THE AGENT STOCK PLAN FOR AGENTS OF PENNSYLVANIA LIFE AND PENNCORP LIFE
                  CANADA. .......................................................................................10
                  NUMBER OF SHARES TO BE AWARDED. ...............................................................10
                  OPTIONS. ......................................................................................10
                  VESTING REQUIREMENTS...........................................................................11
                  DURATION OF PLAN. .............................................................................11
         REGIONAL EQUITY PLAN FOR REGIONAL MANAGERS AND SUB-MANAGERS OF
                  PENNSYLVANIA LIFE AND PENNCORP LIFE CANADA ....................................................11
                  NUMBER OF OPTIONS TO BE AWARDED. ..............................................................11
                  VESTING REQUIREMENTS...........................................................................12
                  DURATION OF PLAN. .............................................................................12

DESCRIPTION OF SECURITIES........................................................................................12
         GENERAL  ...............................................................................................12
         PREFERRED STOCK.........................................................................................13
         COMMON STOCK............................................................................................13
         CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND OF NEW YORK LAW..................................13
         TRANSFER AGENT..........................................................................................14

LEGAL MATTERS....................................................................................................15

EXPERTS  ........................................................................................................15

                               PROSPECTUS SUMMARY


UNIVERSAL AND ITS BUSINESS



      Universal is an insurance holding company owning nine companies that issue life and health insurance and two companies which act as administrators of business for insurance companies.



- The nine insurance subsidiaries are: American Progressive Life and Health Insurance Company of New York, American Pioneer Life Insurance Company, American Exchange Life Insurance Company , Constitution Life Insurance Company, Peninsular Life Insurance Company, Pennsylvania Life Insurance Company, PennCorp Life Insurance Company of Canada, Marquette National Life Insurance Company, and Union Bankers Insurance Company. The last six were acquired by Universal on July 30, 1999.



- The two business administrators are WorldNet Services Corp. and American Insurance Administration Group, Inc. They are each licensed by state insurance departments to perform administrative services for insurance companies. American Insurance Administration Group, Inc. was acquired on January 6, 2000.



         Historical information about Universal, American Progressive, American Pioneer, American Exchange and WorldNet and their business is set forth in Universal's annual report on Form 10-K for 1999. Historical information about the other six insurance subsidiaries, are set forth in Universal's proxy statement dated July 12, 1999. The Form 10-K and the relevant portion of the proxy statement referred to in this paragraph, are incorporated in this prospectus by reference. See "Documents Incorporated by Reference"



         Universal's principal executive office is at 6 International Drive, Suite 190, Rye Brook, NY 10573. Its telephone number is (914) 934-5200.


USE OF PROCEEDS


         Universal and its subsidiaries will use the entire proceeds of this offering, net of the cost of the offering, estimated at $25,000, as working capital.



THE OFFERING



Securities                 Offered. Up to 1,486,730 Shares of common stock, to
                           be offered as follows: Agent Stock Plan - bonuses - up to 175,778 shares Agent Stock Plan - options - up to 175,788 shares Regional Equity Plan - options - up to 1,135,174 shares


Securities Outstanding Prior to the Offering:

      Common Stock            46,733,696 Shares (1)

Securities to be Outstanding after Completion of the Offering:

      Common Stock            48,220,426 Shares (2)


(1) As of March 31, 2000. Does not include the shares reserved for issuance under this prospectus or 4,152,894 shares reserved for issuance under other Universal plans.


(2) Assumes the issuance of all of the shares offered hereby, but does not include 4,152,894 shares reserved for issuance under other plans maintained by the Company.

RISK FACTORS


      The securities offered involve substantial risk. See "Risk Factors".


NASDAQ SYMBOL

      Common Stock  UHCO




                                  RISK FACTORS



          The securities being offered hereby involve substantial risks. Prospective investors, before making an investment, should carefully consider all of the information contained in this Prospectus including the documents incorporated by reference, and in particular the following risks and speculative factors inherent in and affecting Universal's business and the offering.



RISKS RELATED TO THE 1999 ACQUISITIONS.



      On July 30, 1999, Universal acquired all of the outstanding shares of common stock of six insurance company subsidiaries of PennCorp Financial Group. This acquisition was approved by the Pennsylvania, North Carolina and Texas Insurance Departments, and by the Office of the Superintendent of Financial Institutions of Canada. The acquired life insurance companies are:



     Name of Insurance Company                                State or province in which incorporated
     -------------------------                                ---------------------------------------
     Pennsylvania Life Insurance Company                      Pennsylvania
     Peninsular Life Insurance Company                        North Carolina
     Union Bankers Insurance Company                          Texas
     Constitution Life Insurance Company                      Texas
     Marquette National Life Insurance Company                Texas
     PennCorp Life Insurance Company                          Ontario, Canada



         Universal raised the $130.5 million required for the acquisitions by issuing common stock for $92.8 million and borrowing $70 million as a term loan. The term loan was part of an $80 million bank credit facility. Universal has not as yet borrowed any of the remaining $10 million under the credit facility.



         Universal expects that the 1999 acquisition will enable it to expand its product and policyholder base, generating growth which will allow it to achieve long-term economies of scale, to cut costs and increase profits. However, there is no guarantee that these benefits will materialize.



         The factors that could prevent Universal from realizing these benefits and could possibly materially and adversely affect its financial condition and results of operation, include the following:



         - The Risk that Universal May Not Benefit From Pennsylvania Life's Agency System.



                  Before the 1999 acquisitions, Universal distributed its insurance products only through independent agents and brokers who sold insurance for a number of insurers in addition to Universal's subsidiaries. Pennsylvania Life and PennCorp Life distribute their products through what are known as career agents, which is a system of regional managers and agents who largely sell only the products of the insurer to which they are contracted. Prior to Universal's acquisition, there was a stagnation of production in this system.



                  In making the 1999 acquisition Universal believed that it could revitalize the Pennsylvania Life and PennCorp Life agency systems, increase their production, and utilize them to distribute Universal's insurance products. There is a risk that Universal will be unable to increase the sales of these agency systems and that the use of this distribution channel will disrupt the brokerage distribution system of the other Universal insurance subsidiaries. These results could impair Universal's expectation of increased sales and economics of scale expected to flow from the 1999 acquisitions.



- The Risk that Universal May be Unable to Integrate the Acquired Subsidiaries and Realize Economies of Scale.



                  At the time of the 1999 acquisitions, Universal's insurance subsidiaries operated from offices in Orlando and Pensacola, Florida and to a lesser extent, Universal's office in Rye Brook, N.Y. The acquired insurance subsidiaries operated from offices in Raleigh, North Carolina and Toronto, Canada. American Insurance Administration Group, Inc. was located in Clearwater, Florida. Universal is in the process of closing down the acquired Raleigh and Clearwater locations, and consolidating operations in Orlando, Pensacola and Toronto. Universal believes that these changes will reduce the cost of its insurance operations and enable it to handle the increased volume of sales expected to be generated by the combined companies at a lower per unit cost. There is a risk that the changes Universal is making will result in unexpected disruptions in operations that will reduce or reverse the expected savings and a risk that the anticipated increased sales will not materialize, reducing or eliminating the expected economies of scale.



-        The Risk that Universal Will Be Unable to Make Its Loan Payments.



                  In order to help finance the 1999 acquisitions, Universal borrowed $70 million as a term loan from a group of banks, which have also agreed to lend it up to an additional $10 million on a revolving loan basis. In order to make the required interest and principal payments on this debt, Universal will have to receive payments from its subsidiaries. The subsidiaries will be able to make the necessary payments only if they earn sufficient profits and, in the case of the insurance subsidiaires, satisfy the requirements of the state insurance laws to which they are subject. If Universal is unable to make the required payments on its debt, it would suffer adverse financial effects, such as being forced to sell assets at depressed prices to raise the required funds.



THE RISK THAT UNIVERSAL WILL BE UNABLE TO COMPETE SUCCESSFULLY



          Most of the markets in which Universal operates are highly competitive. The insurance subsidiaries are in direct competition with a large number of insurance companies, many of which offer a greater number of products through a greater number of agents and have greater resources than Universal. This competitive environment could result in lower premiums, less favorable underwriting terms and conditions, loss of sales and reduced profitability.



          Increased public and regulatory concerns regarding the financial stability of insurance companies have resulted in policyholders placing greater emphasis upon company ratings and have created some measure of competitive advantage for insurance carriers with higher ratings. As of the date of this prospectus, A.M. Best & Co., a leading insurance company rating agency, has assigned ratings to the insurance subsidiaries as follows:



         - American Pioneer, American Progressive and Pennsylvania Life Bankers have been assigned a B+ rating, which means, according to Best's published material, that the company, in its opinion, has demonstrated very good overall performance when compared to the standards Best has established. In assigning this rating, A.M. Best reviews the company's profitability, leverage and liquidity, as well as the quality of the book of business, the adequacy and soundness of reinsurance programs, the quality and estimated market value of assets, reserve adequacy and the experience and competence of management. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors. Constitution Life and Union Bankers have also been assigned B+ ratings, but do not now issue new policies.

         - Peninsular Life, which is not now issuing new policies, has been assigned a "FPR5" rating, which means, according to Best's published material that, in its opinion, the company has a "good" ability to meet its obligations to policyholders, based primarily on a quantitative evaluation of the company's financial strength and operating performance.



         - The other insurance subsidiaries have not yet been assigned ratings, in the case of Canada because Best does not rate foreign insurers.



For more current information, consult the subsequent reports of Universal which are incorporated by reference by the section headed "Documents Incorporated by Reference."



THE RISK THAT HEALTH CARE REFORM LEGISLATION WILL ADVERSELY AFFECT UNIVERSAL'S SALES VOLUME AND PROFITABILITY



         From time to time numerous proposals have been introduced in Congress and state legislatures to reform health care systems. Proposals have included, among other things, employer-based insurance systems, subsidized premiums for lower income people, government sponsorship of buying groups to negotiate with health plan providers and programs to regulate policy availability and affordability.



         For example, since April 1, 1993, New York State has required all health insurance sold to individuals and groups with less than 50 employees, to be offered without regard to customer medical history and at rates which do not classify insureds by medical history. This legislation has to date had a limited adverse effect on American Progressive's business, primarily on the Medicare supplement and senior hospital cash policies. However, the adoption of similar legislation in other states, where Universal writes or has in force substantially more health insurance written on the basis of medical underwriting, could have an adverse effect on the profitability of such business.



         Federal program comprehensive major medical insurance, widely discussed, but not adopted, could partially or fully replace some of Universal's current products, reducing sales and profits. Other frequent reform proposals include standardization of coverages, greater rate regulation, relating premiums to target loss ratios and adopting procedures for third party review of claim decisions.



         Adoption of these or other proposals could increase the level of competition among health insurers or the cost of doing business, which could force Universal to reduce its writings or withdraw from some markets, reducing its sales and its profitability. In addition, changes could be made in Medicare that could necessitate revisions in Universal's Medicare supplement products, which could also adversely affect premium volume and profitability.




THE RISK THAT OTHER ASPECTS OF GOVERNMENT REGULATION MIGHT AFFECT PROFITABILITY OR MARKET VALUE



      The insurance subsidiaries are subject to regulation and supervision by the Insurance Departments of their domiciliary jurisdictions -- Texas in the case of American Exchange, Constitution Life, Marquette and Union Bankers, Florida in the case of American Pioneer, New York in the case of American Progressive, North Carolina in the case of Peninsular Life, Pennsylvania in the case of Pennsylvania Life and provincial and federal law of Canada in the case of PennCorp Life. Each is also subject to regulation and supervision in the Insurance Department of each of the other states in which they are admitted. Such supervision and regulation are largely for the benefit and protection of policyholders and not shareholders. Such regulation and supervision by the Insurance Departments extend, among other things, to the declaration and payment of dividends, the setting of rates to be charged for certain accident & health insurance, the granting and revocation of licenses to transact business, approval of forms, establishment of reserve requirements, regulation of maximum commissions payable and the form and content of financial statements required by statute. Changes in these regulations could adversely affect Universal's profitability or the market value of its shares.

THE RISK THAT TAX LAW CHANGES WILL ADVERSELY AFFECT SALES AND PROFITABILITY.



      Universal sells deferred annuities and some forms of life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to federal income tax on increases in policy values until some form of distribution is made. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance which, if enacted, might have an adverse effect on Universal's ability to sell the affected products. To the best of Universal's knowledge, Congress is not now actively considering any legislation that would reduce or eliminate the tax advantages of annuities or life insurance; however, it is possible that the tax treatment of annuities or life insurance could change by legislation, Internal Revenue Service regulations, or judicial decisions. Such changes might reduce Universal's sale of life and annuity products and their profitability.



THE RISK THAT UNIVERSAL'S INVESTMENTS AND PREMIUM FLOW WILL NOT MEET ITS LIQUIDITY REQUIREMENTS.



      Universal seeks to make both long-term and short-term investments so as to achieve the best investment returns consistent with the preservation of capital and the maintenance of liquidity adequate to meet payment of policy benefits and claims.
         Universal believes it maintains adequate amounts of cash and short-term investments to fund expected policy benefits and surrenders, and does not expect to have to sell securities prematurely for such purposes. It may, however, decide to sell securities as a result of changes in interest rates, credit quality, the rate of prepayment or other similar factors.
         A significant increase in market interest rates could result in a situation in which Universal is required to sell securities at depressed prices to fund payments to policyholders. Since Universal carries all its bonds at fair value, Universal expects that these securities would be sold with no material impact on its net equity, but such sales might reduce profitability.




THE RISK THAT THE FUTURE BENEFIT PAYMENTS WILL EXCEED RESERVES



         Universal has established reserves for claims and future policy benefits based on accepted actuarial practices. By care in underwriting new policies and sharing risk with reinsurance companies, it has attempted to limit the risk that its actual payments of death benefit and benefits will not exceed its reserves. The reserves are, however, only actuarial estimates and it is possible that Universal's claim experience could be worse than anticipated, so that its reserves may prove to be insufficient. If this were to happen, it could result in reduced operating profits and even operating losses.




THE RISKS OF RELYING ON REINSURANCE TO INCREASE THE VOLUME OF UNIVERSAL'S INSURANCE



         Universal is able to assume insurance risks beyond the level which its capital and surplus would support by transferring substantial portions of such risks to other, larger insurers through reinsurance contracts. These reinsurance arrangements, which are the usual practice in the insurance industry, leave Universal exposed to two risks:



- The credit risk, which exists because reinsurance does not relieve Universal of its liability to its insureds for the portion of the risks ceded to reinsurers. Although Universal places its reinsurance with reinsurers it believes to be financially stable, a reinsurer's subsequent insolvency or inability to make payments under the terms of a reinsurance treaty could have a materially adverse effect on Universal's financial condition.



- The amount and cost of reinsurance available to Universal is subject, in large part, to prevailing market conditions beyond Universal's control. Universal's current reinsurance facilities generally are subject to annual renewal and cancellation on 90 days notice. Non-renewal or cancellation of a reinsurance arrangement affects only new business and the reinsurer remains liable on business reinsured prior to non-renewal or cancellation. If Universal were to be unable to maintain or replace its reinsurance facilities on acceptable terms upon their expiration and were unwilling to bear the associated increase in exposure on new business, it would have to reduce the amount of its new business.



RISKS RESULTING FROM CONTROL BY CAPITAL Z



         As a result of the stock issuance to help finance the 1999 Acquisition, 56% of Universal's outstanding common stock as of June 30, 2000 is owned by Capital Z Financial Services Fund II, L.P., a private investing entity, and its affiliates. Universal's Board consists of nine directors. Under a shareholders agreement entered into on July 30, 1999, among Capital Z and certain other shareholders, including Richard A. Barasch, Universal's Chairman, President and CEO, and AAM Capital Partners, L.P., the parties are obligated to vote for directors as follows:



-        four by Capital Z,



-        two by Mr. Barasch,



-        one by AAM and



-        two by Universal.



Because of Capital Z's majority stock ownership, Capital Z also effectively controls the election of the two directors that Universal is entitled to nominate. Thus, Capital Z is able to elect a majority of Universal's Board of Directors and to approve or disapprove any corporate action submitted to a vote of its shareholders. This concentration of ownership and control by Capital Z could delay or prevent an advantageous change in control of Universal, or have a depressive effect on the trading market for the its common stock.




RISKS OF DECREASE IN VALUE OF COMMON STOCK CAUSED BY CHANGE OF CONTROL
PROVISIONS



         The market price of Universal's common stock may also be adversely affected by anti-takeover provisions of its certificate of incorporation, statutory change-of-control provisions, and change- of-control provisions of its 1998 Incentive Compensation Plan.



- Universal's certificate of incorporation and the New York Business Corporation Law to which Universal is subject contain certain anti-takeover provisions, which are intended to make it more difficult for control of Universal to be obtained by a bidder who has not been approved by its board of directors. These provisions are discussed below under "Certain Provisions of Certificate of Incorporation and New York Law" .



- Universal is also regulated as an insurance holding company by the jurisdictions in which its insurance company subsidiaries are incorporated. These laws require prior approval by the regulators of changes in control of an insurer. Generally, these laws require notice to the insurer and prior written approval of the insurance regulator of the jurisdiction in which the insurance company is organized. Under these laws anyone acquiring a specified percentage of Universal's outstanding voting securities would be presumed to have acquired control of Universal, unless such presumption is rebutted. The specified percentage is 5% under Florida insurance law, and 10% under the insurance laws of the other relevant jurisdictions.



- Universal's 1998 incentive compensation plan which was approved by its shareholders in June, 1998, generally provides for immediate vesting of all awards, including stock options, restricted stock and stock appreciation rights, in the event of a "change of control", "Change in control" is defined in the 1998 Plan as: (i) the acquisition by any person, as defined in the plan, of securities of Universal having 30% or more of the combined voting power of the outstanding securities of Universal, or a subsidiary; (ii) certain changes in the composition of the Board; (iii) a merger or consolidation as a result of which existing shareholders own less than 50% of the voting securities of the entity surviving the merger, (iv) the sale or disposition of substantially all of Universal's assets, or
         (v) any other event which the board determines would materially alter the status of the Universal or its ownership. These provision may hinder the efforts of a potential buyer of control of the Company, or a substantial block of stock in it, thus possibly depriving existing stockholders of a favorable market opportunity.


                      MARKET IN PUBLICLY TRADED SECURITIES


         Universal's Common Stock has been traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol UHCO since May 12, 1983. The following table sets forth the high and low sales prices per share of Common Stock as reported on the Nasdaq National Market for the periods indicated.



                                                      Common Stock
                                        ----------------------------------------
                                                High                 Low
                                        --------------------  ------------------
1997
--------------------------------------
First Quarter                                       2-31/64                1-3/4
Second Quarter                                        2-5/8                1-3/4
Third Quarter                                         2-5/8                1-7/8
Fourth Quarter                                        3-1/4                    2
1998
--------------------------------------
First Quarter                                             3                2-3/8
Second Quarter                                      2-15/16               2-5/16
Third Quarter                                         2-7/8                2-1/8
Fourth Quarter                                        2-7/8                    2
1999
--------------------------------------
First Quarter                                             4                    3
Second Quarter                                            4               3-2/64
Third Quarter                                        5-3/16               3-3/38
Fourth Quarter                                      4-13/16                3-3/8
2000
--------------------------------------
First Quarter                                         4-1/2                3-3/4
Second Quarter                                       4-1/16                3-1/2



         As of July 10, 2000, there were approximately 1,500 holders of record of the Common Stock. On July 7, 2000, the bid and ask sales pries for the Common Stock were $3-7/8 and 3-15/16. From January 1, 2000 to June 30, 2000, the average daily volume of sales reported on the Nasdaq National Market was 9,724 shares.



EFFECT OF FUTURE SALES OF ADDITIONAL SHARES



         The following shares of Universal's common stock are, or when issued will be, freely tradeable:



- Universal's presently outstanding common stock which has been registered under the Securities Act.



- the common stock reserved for issuance under Universal's employee stock option plans and other plans, which is registered under the Securities Act, and



-        the common stock being registered here.

Additional outstanding shares of common stock which have not been registered under the Securities Act, are or may become eligible for sale by holders either



-        under the volume and timing requirements of Rule 144, or



-        pursuant to registration rights granted to their holders.



Universal may also at any time in the future issue additional common stock or securities convertible into common stock, in transactions which are registered under the Securities Act or in transactions exempt from such registration.



         An increase in the number of shares of common stock that become available for sale in the public market may adversely affect the trading price of the common stock in the public market and could impair the Company's ability to raise additional capital through the future sale of its equity securities.



                                 USE OF PROCEEDS


      The net proceeds to Universal from the sale of the common stock offered by this prospectus will be used for working capital.



                             ADDITIONAL INFORMATION


DOCUMENTS INCORPORATED BY REFERENCE


         Universal is subject to the information requirements of the Securities Exchange Act of 1934, as amended and in accordance with that statute files periodic reports, proxy statements and other information with the Securities and Exchange Commission.



          The following documents filed by Universal with the Securities and Exchange Commission are incorporated herein by reference:



- Universal's annual report on Form 10-K for the year ended December 31, 1999, Commission file no. 0- 11321, and all annual reports and amendments to annual reports filed after the date of this prospectus.



- The combined financial statements of certain insurance operations of Penn Corp Financial Group, Inc., as of December 31, 1998 and 1997 and for each of the three years then ending, contained on pages E-58 through E-106 of Universal's proxy statement, dated July 12, 1999, and the unaudited pro forma financial statement contained on pages 69 to 76 of such proxy statement; and



- Universal's proxy statement dated May 22, 2000, and all proxy statements and amendments to proxy statements filed after the date of this prospectus.



         The documents incorporated by reference may contain statements which are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on Universal's expectations at the time such documents are filed with the Securities and Exchange Commission. To the extent any of the information contained in the Documents Incorporated by Reference is a "forward-looking statement", as defined in Section 27A(I)(1) of the Securities Act of 1933, there are a number of important factors that could cause results to differ materially from those in the forward-looking statement. These include, among others:



-        actual execution of management's business plan;
-        the condition of the insurance market;
-        the pricing of products and services;
-        overall economic trends, including interest rate trends;

- stock market activity, employment levels, changes in technology, changes in insurance laws and regulations;
- other factors beyond Universal's control, and other factors identified in cautionary statements included in the documents incorporated by reference.



          Any statement contained in a document incorporated in this prospectus by reference which is dated before the date of this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in a document incorporated by reference which is dated after the date of this prospectus modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this prospectus.



          This prospectus shall be accompanied by:



-        Universal's most recent Form 10-K,
- any Form 10-Q or Form 8-K filed for any period after the end of the year for which the Form 10-K was filed,
-        Universal's most recent proxy statement, and
-        any amendments to any such report or proxy statement.



Universal will provide without change to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of all other documents incorporated by reference into this prospectus. Such copies will not include exhibits to such documents, unless the exhibits are specifically requested.



REGISTRATION STATEMENT


      Additional information regarding Universal and the common stock offered by this prospectus is contained in the registration statement on Form S-2 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended, of which this prospectus forms a part. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this prospectus, including statements in the documents incorporated by reference concerning the contents of any contract or other document are not necessarily complete. In each instance where reference is made to such contract or other document which is filed with the Commission as an exhibit to the registration statement or a document incorporated by reference filed with the Commission each statement about such contract or other document is qualified and amplified, in all respects, by such reference.



HOW TO OBTAIN DOCUMENTS INCORPORATED BY REFERENCE AND REGISTRATION
STATEMENTS.





         Requests for any document incorporated in this prospectus by reference, should be made to:


                       Universal American Financial Corp.
                              6 International Drive
                                    Suite 190
                               Rye Brook, NY 10573
                            Attn: Corporate Secretary
                                 (914) 934-5200

         The registration statement, and the reports, proxy statements and other information filed by Universal, with the Commission can be read and copied at Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission, including the Company. The address of the commission's internet site is http://www.SEC.gov.




ANNUAL REPORTS



      Universal furnishes to the holders of its common stock, after the close of each fiscal year, an annual report containing audited financial statements with a report thereon by an independent certified public accountant. Quarterly reports containing unaudited financial information for the first three quarters of each fiscal year may be furnished by Universal to the holders of its common stock from time to time.


                        DESCRIPTION OF PLANS UNDER WHICH
                          COMMON STOCK IS BEING OFFERED



THE AGENT STOCK PLAN FOR AGENTS OF PENNSYLVANIA LIFE AND PENNCORP LIFE CANADA.



         Up to 351,556 shares of common stock will be offered pursuant to the Agent Stock Plan, which was approved by the Board of Directors on July 12, 1999. Under the Agent Stock Plan, agents of Pennsylvania Life and PennCorp Life Canada will be issued up to 175,778 shares of common stock for meeting certain production goals in each of the years 1999, 2000, and 2001. In addition, in each such year each such agent will be granted an option on the terms set out below to purchase the same number of shares as are issued to that agent in that year. Both the stock and the options issued to the agents to the vesting requirements set out below.


         NUMBER OF SHARES TO BE AWARDED.


         Stock will be issued to each agent who qualifies based on the agent's annualized new business production written with each of the companies in accordance with the following formula:



         (1) Each agent's annualized new business production will be multiplied by a percentage ranging from 1%, in the case of agents with such production of $25,000 to $49,999, to 3%, in the case of agents with such production of $150,000 and more.



         (2) Then the product found in step (1) will be divided by the nominal stock price then in effect to produce the number of shares which will be issued to that agent, and the number of shares subject to the option granted to the agent. The nominal stock prices are as follows:



                         Year of Grant in Which
                           the Stock Is to Be
    Year in which                Issued                    Nominal
       Earned            and the Option Granted          Stock Price
       ------            ----------------------          -----------
        1999                      2000                      $3.62
        2000                      2001                      $4.17
        2001                      2002                      $4.79



         OPTIONS.

         At the same time common stock is issued to each agent, that recipient agent will also be given an option to purchase one additional share of stock for each share issued, with an exercise price equal to the nominal stock price used to calculate the number of shares issued to the agent. These options will become exercisable when, and if, the agent's stock award vests, and must be exercised within thirty days thereafter. Each option will expire on the earlier of (i) the termination of the agent's appointment as an agent of either of the participating insurance subsidiaries "for cause" or prior to the vesting date and (ii) 30 days after the option becomes exercisable.



         VESTING REQUIREMENTS.


         The stock issued will become vested and options granted will become exercisable on the earliest to occur on the following dates:



- January 1st of the second year after the end of the year in which the stock issuance was earned,



- the agent's death or disability while still an agent of one or more of the participating insurance subsidiaries, and



- the date on which a "change of control" of Universal, as defined in the plan, occurs.



If the agent ceases to be an agent for either subsidiary prior to the vesting date, all stock issued to that agent will revert back to Universal and all options held by that agent will expire.



         DURATION OF PLAN.



         The Agent Stock Plan will terminate on the earlier of the following dates:



- when the stock issuances and options earned with respect to the year ended December 31, 2001 are issued or granted; and



- when the sum of the products of the number of shares issued in each year multiplied by the nominal stock price applicable to such issuance amounts to a total of $636,683.



REGIONAL EQUITY PLAN FOR REGIONAL MANAGERS AND SUB-MANAGERS OF PENNSYLVANIA LIFE AND PENNCORP LIFE CANADA



         Universal will sell up to 1,135,174 shares of common stock pursuant to options granted and to be granted to certain regional managers and sub-managers of Pennsylvania Life and PennCorp Life under Universal's Regional Equity Plan, approved by the Board of Directors on July 12,1999. Under this plan, Universal has granted and will grant options to individual managers and sub-managers to purchase shares of Universal's common stock for meeting certain increase in production goals in each of the years 1999, 2000 and 2001. In each case Universal will grant the options in the years following the year in which they are earned. Each option will expire on the earliest of:



- the termination of the Manager's appointment as an agent of either participating insurance subsidiary "for cause",



- 30 days after the termination of the Manager's appointment as an agent of either participating insurance subsidiary, not for cause,



- 6 months after the termination of the Manager's appointment as an agent of any of either participating insurance subsidiary by reason of death or disability, and



-        5 years after the grant.


         NUMBER OF OPTIONS TO BE AWARDED.


         The plan sets forth the number of options available for grants in each region and the allocation of those options among the managers and sub-managers within the region.



While the regional manager involved, with Universal's approval, may amend allocation of options within each region, no such amendment shall affect options already granted or earned by eligible managers or sub-managers prior to the announcement of such an amendment.



         Universal will grant options based on the growth of premium, as defined in the plan, achieved by each eligible manager or submanager over the preceding calendar year, as follows:



                  Growth in premium
                  over prior year           Options to be granted
                  ---------------           ---------------------
                  Less than 5%              None
                  5%                        25% of total available options
                  10%                       33% of total available options
                  15%                       40% of total available options
                  20% or more               50% of total available options



The Exercise Prices of the options under the Regional Equity Plan are:



                             Year in which      Year of    Exercise
                                Earned           Grant      Price
                           -----------------------------------------
                                 1999            2000      US  $3.62
                                 2000            2001      US  $4.17
                                 2001            2002      US  $4.79


         VESTING REQUIREMENTS.


         The options granted under the plan will become exercisable on the earliest of the following dates:



- the end of the second calendar year after the year with respect to which the option was granted,
-        the date of the option holder's death or disability, or
- the date on which a "change of control" of Universal, as defined in the plan, occurs,



provided that the recipient manager or sub-manager has been an agent of one or more of the participating insurance subsidiaries continuously from the date of the grant until such date. If the manager or submanager ceases to be such an agent at any time before his or her option becomes exercisable, the option expires.


         DURATION OF PLAN.


         The plan will terminate when any options earned with respect to the year ended December 31, 2001 are granted; provided, however, that it will terminate earlier as to regions in the United States when the aggregate exercise price of all options granted under the plan equals U.S. $3.05 million and as to regions in Canada, when the aggregate exercise price of all options granted under the plan equals U.S. $1 million.


                            DESCRIPTION OF SECURITIES


GENERAL


         The following is a description of the material terms and provisions of Universal's equity securities. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to Universal's certificate of incorporation, as amended and the bylaws, as amended. The certificate of incorporation and the bylaws are filed or incorporated by reference as exhibits to the registration statement of which this Prospectus forms a part.

PREFERRED STOCK


         Universal is authorized to issue 2,000,000 shares of preferred stock. The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. There are presently no shares of preferred stock outstanding and no plans, agreements or understandings for the authorization or issuance of any preferred stock.



COMMON STOCK



      The Company is authorized to issue 80 million shares of common stock, par value of $.01 per share. As of June 30, 2000, the Company had 8,072,209 issued and outstanding shares of common stock, and 8,072,209 shares reserved for the following purposes:



-        4,338,056 shares  for issuance pursuant to outstanding options,
-        1,486,730 shares reserved for issuance hereunder, and
- 2,247,423 shares reserved for future issuance under other plans maintained by the Company.



Holders of common stock are entitled to such dividends as may be declared by the Board of Directors from assets legally available for that purpose and are entitled at all meetings of shareholders to one vote for each share held by them, without provision for cumulative voting. In the event of the liquidation of the Company, all assets available for distribution to the holders of the common stock, after payment of the amount, if any, distributable to the holders of preferred stock, are distributable among them according to their respective holdings. The common stock is not redeemable and has no preemptive rights. The shares offered hereby will be, and all of the outstanding shares of common stock are, fully paid and nonassessable.




CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND OF NEW YORK LAW



         Universal's restated certificate of incorporation provides that the affirmative vote of the holders of 66- 2/3% of the voting power of all of Universal's outstanding common stock is required for the following transactions with a party which owns 5% or more of such voting power, unless (a) such transaction was approved by Universal's board of directors prior to the acquisition of the 5% interest by the other party, or (b) Universal owns 50% or more of the total voting power of the other party:



-        a merger or consolidation of Universal with the other party or



- the sale of substantially all of Universal's assets or business to the other party.



         Universal's restated certificate of incorporation also requires that the following actions require approval of not less than two thirds of the total number of directors:



- a merger or consolidation of Universal or a material subsidiary, or in which Universal's securities are being issued, in which Universal's shareholders do not own a majority of the post-transaction voting securities entitled to elect the board of directors;



- the sale of all or substantially all of Universal's assets or properties;



- the disposition of any shares of a material subsidiary or all or substantially all of the assets of such a subsidiary;



-        a change the number of directors;



-        a change in the certificate of incorporation;



- electing or removing executive officers, or changing the employment agreement entered into between

         Richard A. Barasch and Universal on July 30, 1999;
-        dissolving Universal or seeking protection of bankruptcy laws; and
- approving dividends or other distributions with respect to common stock.



         Universal is subject to the New York Business Corporation Act. Section 912 of this Act, entitled "Requirements Relating to Certain Business Combinations," and Article 16, entitled Security Takeover Disclosure Act, may be regarded as anti-takeover provisions. Among other things, these provisions prohibit a publicly-held New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless one of the following conditions is met:



- the business combination is approved by a majority of the non-interested shareholders,
- the transaction in which such person became an interested shareholder was approved by the board of directors of the corporation, or
- the cash and other consideration to be issued to the holder of each share of common stock of the corporation, valued as provided in the statute, is at least equal to a per share value determined in a manner, and as of a date, provided in the statute.



As used in these provisions:



- a "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder; and
- an "interested shareholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 20% or more of the corporation's voting stock.



         These provisions also require certain persons making a tender offer or a takeover bid for outstanding shares of certain New York corporations to file a registration statement with the Attorney General and with the corporation for whose stock the tender is being made. The statute imposes additional requirements to takeover bids not subject to the requirements of Section 14(d) of the Exchange Act. As used in these provisions, "takeover bid" means the acquisition of or offer to acquire, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition, the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A "takeover bid" does not include



- bids made by a dealer for his or her own account in the ordinary course of business of buying and selling such security;
- an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not for the purpose of avoiding this Section, and not involving any public offering of such other securities within the meaning of Section four of title one of the Securities Act of 1933;
- any other offer to acquire an equity security, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, from not more than fifty offerees, in good faith and not for the purpose of avoiding provisions of this article; or
- any offer, where prior to making the offer, the offeror owns a majority of the voting equity securities of the target company.


TRANSFER AGENT


      The transfer agent for Universal's common stock is American Stock Transfer & Trust Company.

                                  LEGAL MATTERS


         The law firm of Harnett Lesnick & Ripps P.A., of Boca Raton, Florida will pass upon certain legal matters in connection with the validity of the securities offered by this prospectus for Universal.



         Bertram Harnett, Irving I. Lesnick and Judith A. Ripps, shareholders in such law firm, in the aggregate directly own 176,951 shares of the Company's common stock, and non-qualified options to acquire 32,500 additional shares of Common Stock. A trust established by Mr. Harnett for the benefit of members of his family, owns 409,561 shares of common stock in which Mr. Harnett disclaims any beneficial interest. Universal and its subsidiaries paid the law firm $949,257 during the calendar year 1999, on account of its legal services and reimbursement of disbursements.




                                     EXPERTS



         The consolidated financial statements of Universal American Financial Corp. and subsidiaries appearing in Universal American Financial Corp.'s annual report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements of certain insurance operations of PennCorp Financial Group, Inc., as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                1,486,730 Shares





                       UNIVERSAL AMERICAN FINANCIAL CORP.





                                  Common Stock



                            -------------------------

                                   PROSPECTUS
                            ------------------------



                                  July 12, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.


         Other expenses of issuance and distribution of the securities being offered are estimated, for purposes of this Offering, as follows:


Securities and Exchange Commission
  Registration Fee                                             $ 2,000
NASD Fee (1)                                                     5,000
Legal fees and expenses                                          5,000
Blue Sky fees and expenses                                       3,000
Accounting fees and expenses                                     5,000
Printing                                                         2,000
Transfer agent fees                                              1,500
Miscellaneous expenses                                           1,500
                                                               -------
                                                  Total        $25,000
                                                               =======

(1) Fees are paid when securities are issued.



Item 15.   Indemnification of Directors and Officers.


         As permitted by Section 722 and 723 of New York's Business Corporation Law ("BCL"), Article 16 of the Company By-Laws requires the Company to indemnify to the greatest extent allowed by law, each of its directors, officers and employees and persons serving as an officer, director, employee or agent of another Corporation at the Company's request, against liability (whether by judgment or settlement) and reasonable expenses (including attorney fees) necessarily incurred in defending any action or proceeding, brought or threatened against him, by reason of his service as such officer, director, employee or agent.

         The Company's Restated Certificate of Incorporation supplements the indemnification rights of directors under the Company By-Laws so that no director of the Corporation shall be held personally liable to the Corporation or to its shareholders for damages for any breach of duty while acting as director, unless (a) it is found, by a judgment of a court of competent jurisdiction, or by other adjudication, (i) that said breach of duty, whether an act or omission, was committed in bad faith, or involved intentional misconduct or knowing violation of the law; (ii) that said director personally gained a financial profit or other advantage to which the director was not legally entitled; or (iii) that the director's acts violated Section 719 of the Business Corporation Law; or that the act or omission was committed before the adoption of such provision on October 16, 1988.

Item 16. Exhibits.
-------- ---------

5 Proposed opinion of Harnett Lesnick & Ripps P.A. regarding the legality of the securities being registered.

*10 Material Contracts. Material Contracts filed as exhibits to the Documents Incorporated by Reference are incorporated as exhibits to this Form S-2 by reference.

*11      Statement re: computation of per share earnings. Statements re:
         computation of per share earnings presented in Documents Incorporated by References are incorporated by reference.

21       Subsidiaries of Registrant.

23.1     Consent of Ernst & Young LLP

23.2     Consent of KPMG LLP

23.3     Consent of Harnett Lesnick & Ripps P.A.,

24       Powers of attorney (included on signature page).


*  Incorporated by reference as indicated.


Item 17.  Undertakings.


         1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         2. The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made a post-effective amendment to this registration statement;


                                    (i) To include any prospectus required by
                  section 10(a)(3) of the Securities Act of 1993;


                                    (ii) To reflect in the prospectus any facts
                  or events arising after the
                  effective date of the registration statement (or the most recent pos-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                                    (iii) To include any material information
                  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Village of Rye Brook and State of New York on the 12th day of July, 2000.


                                   UNIVERSAL AMERICAN FINANCIAL CORP.


                                   By:
                                         Richard A. Barasch, Chairman & CEO


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the date indicated, by the following persons in the capacities and on the dates indicated:



_______________________________                                    July 12, 2000
Richard A. Barasch, Chief
Chairman Executive
Officer, President and Director
(Principal Executive Officer)




Bertram Harnett, Director
Bradley Cooper, Director
Susan S. Fleming, Director
Mark M. Harmeling, Director
Patrick McLaughlin, Director
Robert Spass, Director
Richard Veed, Director
Robert Wright, Director
Robert A. Waegelein, Senior Vice
President and Chief Financial Officer
(Principal Accounting Officer)                    By:  _________________________
                                                       Richard A. Barasch,
                                                       Attorney-in-Fact



                                                       July 12, 2000